

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Rick Correia
Chief Financial Officer and Treasurer
MoneyLion Inc.
30 West 21st Street, 9th Floor
New York, NY 10010

> **Re: MoneyLion Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2022**
> **File No. 333-263775**

Dear Mr. Correia:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 23, 2022

General

1. Please identify the crypto assets that you plan to make available through MoneyLion Crypto and provide us with your legal analysis as to how you conclude, and how you will conclude in the future, that crypto assets available through MoneyLion Crypto are not securities and, therefore, you will not be facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please specifically address how your "applicable internal policies and procedures" allow you to reach this conclusion and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the

SEC's Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.

2. In connection with the preceding comment, please provide us with your legal analysis as to how you will conclude that the crypto assets traded through Zero Hash, and others that may be traded in the future, are not securities. Please revise to describe how this determination is made, in particular whether you will make this determination or whether you will rely on Zero Hash. In your response, please specifically address how "applicable internal policies and procedures" allow this conclusion to be reached and revise to add risk factor disclosure discussing the risks and limitations of the internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. Please also revise to clarify what happens if you disagree on a determination.

3. Please revise your disclosure regarding your relationship with Zero Hash to clarify which entity will be liable if customers bring a claim related to the custody, trading or pricing of crypto assets, or if there are judicial or regulatory actions. Please revise your disclosure to describe the terms and provisions of your insurance policies, if any, covering crypto assets, and add related risk factor disclosure as appropriate. To the extent your arrangement with Zero Hash provides that Zero Hash will indemnify you for any claims relating to crypto assets, please also revise your disclosure to specify if your agreement with Zero Hash requires that Zero Hash carry related insurance. Please describe the terms and provisions of Zero Hash's insurance policies, if any, covering crypto asset trading and the crypto assets held on behalf of customers in wallets in Zero Hash's custody, including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate.

4. Please disclose whether you have any plans to further expand the list of crypto assets in which your customers may engage in transactions, and provide any such timelines as applicable.

5. Please describe in greater detail in the forefront of the document your use of digital engagement practices in connection with your technology platform, including, as examples only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. Please also address the following, without limitation, in your revised disclosure:
   • Specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;
   • Clarify whether any of such practices encourage retail investors to trade more often, invest in different products or change investment strategies;
   • Clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement). To the extent your use of any

optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and

- Describe in greater detail your data collection practices or those of your third-party service providers.

6. Please revise your summary section to summarize the extensive regulatory regimes to which you are currently subject to.

7. We note your disclosure on page 25 that under the terms of your agreement with Zero Hash you do not currently expect to be subject to money services business, money transmitter licensing, or other licensing or regulatory requirements specific to transactions relating to crypto assets. Please confirm whether you conducted diligence as to whether Zero Hash maintains the requisite licenses to perform the activities outlined in your agreement with them, and disclose the relevant licenses held by Zero Hash.

8. We note your disclosure that your MoneyLion Crypto product allows users to automatically "round-up" debit card purchases into Bitcoin. Under an appropriately captioned heading, please describe how the "round-up" program operates, including how the crypto asset is acquired and whether it is limited to Bitcoin.

Risk Factors, page 6

9. Please revise to include risk factor disclosure about the consequences of any crypto assets being characterized as securities, including the risks that the company could be deemed to be engaged in broker or exchange activity.

Business
Crypto, page 72

10. We note your disclosure that you offer certain crypto asset products and services to your customers through a partnership with Zero Hash. We also note your disclosure regarding a licensing and cooperating agreement that entered into on March 26, 2021 with Zero Hash LLC and its affiliate, Zero Hash Liquidity Services LLC. Please file these agreements as exhibits to your registration statement, or tell us why you are not required to do so. Please refer to Item 601 of Regulation S-K.

Our Business Model, page 74

11. We note your disclosure that Zero Hash will effect crypto asset-related transactions for your customers with RoarMoney accounts that reside in states where Zero Hash is authorized to conduct crypto asset activities. Please revise to disclose the U.S. jurisdictions in which Zero Hash is not authorized to conduct crypto asset activities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Byron B. Rooney